Filed Pursuant to Rule 433
Reg No 333-134553

FX Basket-Linked Note
(“Global Cash Basket: Long Trading Partners, Short USD”)	Preliminary Terms and Conditions June 5, 2006
100% Principal-Protected	Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

This note allows an investor to hold a long position in the Canadian Dollar (CAD), Chinese Renminbi (CNY), Euro (EUR), Japanese Yen (JPY), Mexican Peso (MXN), and Singapore Dollar (SGD) and a short position in the U.S. Dollar (USD) via a single basket consisting of these long and short currencies (with the long currencies having a positive weighting in the basket and the short currencies having a negative weighting in the basket). If the Basket Value is greater than zero on the Valuation Date, the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return which is dependent upon the Leverage ([120%-125%]) multiplied by the performance of the basket, which is, in turn, linked to the performance of the long currencies vs. the USD. If the Basket Value on the Valuation Date is less than or equal to zero, then the investor will receive at maturity only the principal amount of the notes, with no additional return. The notes do not bear interest.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	USD [TBD]

Principal Protection	100%

Trade Date	[TBD]

Issue Date	Trade Date + [4] Business Days

Valuation Date	Maturity Date - [4] Valuation Business Days

Maturity Date	Issue Date + [18] Months

Reference Currencies	Canadian Dollar (CAD), Chinese Renminbi (CNY), Euro (EUR), Japanese Yen (JPY), Mexican Peso (MXN), Singapore Dollar (SGD), and U.S. Dollar (USD)

Reference Exchange Rates	The spot exchange rates for each of the Reference Currencies quoted against the U.S. dollar expressed as number of currency units per USD 1.

Issue Price	100%

Leverage	[120-125%]

Redemption Amount	Principal Protection * principal amount of each note, plus Additional Amount, if any

Additional Amount

A single U.S. dollar payment on the Maturity Date equal to the principal amount of the notes multiplied by (subject to the occurrence of a Disruption Event):

Leverage * Basket Value

provided that the minimum Additional Amount payable on the notes shall be zero.

Basket Value	The sum of the following quotients in respect of each Reference Currency:

Initial Reference Currency Amount
Settlement Rate

Initial Reference Currency Amount	The Initial Reference Currency Amount for each Reference Currency is the amount of Reference Currency per USD 1 as set forth below:

	Reference Currency	Initial Reference Currency Rate	Weighting	Initial Reference Currency Amount
	CAD	TBD	20.0%	TBD
	CNY	TBD	20.0%	TBD
	EUR	TBD	15.0%	TBD
	JPY	TBD	20.0%	TBD
	MXN	TBD	15.0%	TBD
	SGD	TBD	10.0%	TBD
	USD	1	-100.0%	-1

Where Initial Reference Currency Amount = Weighting * Initial Reference Currency Rate

The Initial Reference Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date.

Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, observed as per the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event).

Settlement Rate Option and Valuation Business Day:
	Reference Currency		Screen Reference	Valuation Business Day
	CAD		1FED	New York
	CNY		SAEC	Beijing
	EUR		One divided by spot rate on 1FED	New York
	JPY		1FED	New York
	MXN		USDMXNFIX=	Mexico City
	SGD		ABSIRFIX01	Singapore

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in and Appendix A to the prospectus supplement dated May 30, 2006.

Business Day	New York

Business Day Convention	Following

Disruption Event	Upon the occurrence of a Disruption Event with respect to any Reference Currency on any day during the term of the notes, the Calculation Agent shall determine the Additional Amount payable on the Maturity Date in good faith and in a commercially reasonable manner.

A “Disruption Event” means any of the following events (other than a Price Source Unavailability Event), as determined in good faith by the Calculation Agent:

(A)  the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the conversion of any Reference Currency into USD through customary legal channels; or (y) for any Reference Currency other than EUR, the delivery of USD from accounts inside the country for which a Reference Currency is the lawful currency (such jurisdiction with respect to such Reference Currency, the “Reference Currency Jurisdiction”) to accounts outside that Reference Currency Jurisdiction;

(B)   the occurrence of any event causing the Reference Exchange Rate for any Reference Currency to be split into dual or multiple currency exchange rates; or

(C)   the occurrence and/or existence of any event (other than those set forth in (A) or (B) above or those constituting a Price Source Unavailability Event) with respect to any Reference Currency that prevents or makes impossible (x) the Calculation Agent’s ability to calculate the Additional Amount, (y) the Issuer’s fulfilment of its obligations under the notes, or (z) the ability of the Issuer or any of its affiliates through which it hedges its position under the notes to hedge such position or to unwind all or a material portion of such hedge.

Price Source Unavailability Event

Upon the occurrence of a Price Source Unavailability Event with respect to a Reference Currency, the Settlement Rate for the affected Reference Currency will be determined in accordance with the Fallback Rate Observation Methodology (as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006).

A “Price Source Unavailability Event” means, as determined in good faith by the Calculation Agent, the Settlement Rate being unavailable for a Reference Currency, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Settlement Rate for a Reference Currency, on the relevant Valuation Date.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	ISIN: [TBD]

CUSIP: [TBD]

Settlement System	[DTC]

Denominations	USD 1,000 and whole multiples of USD 1,000

Issue Type	US MTN

United States Federal Income Tax Treatment:  Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the prospectus supplement dated May 30, 2006.

Historical Exchange Rates

The following charts show the weekly spot exchange rates for each Reference Currency (other than the U.S. dollar) in the period from the week ending May 18, 2003 through the week ending May 21, 2006, using historical data obtained from Reuters. The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar. The spot exchange rates used to calculate the Basket Value are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts. The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Value or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Additional Amount Payment Examples

The following payment examples for this note shows scenarios under which the Additional Amount will or will not be payable on the notes, based on hypothetical values for the Initial Reference Currency Rates (which are determined on the Trade Date) and for the Settlement Rates (which are determined on the Valuation Date), and consequently of the Basket Value. The Initial Reference Currency Rate and Settlement Rate values have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate. The following examples also assume Leverage of 125%; the actual Leverage for the notes will likewise be determined on the Trade Date.

Example 1: CAD, CNY, EUR, JPY, MXN, and SGD each appreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value greater than zero.

Example 2: CAD, CNY, EUR, JPY, MXN, and SGD each depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value less than zero.

Example 3:  CAD, CNY, EUR and JPY appreciate relative to their Initial Reference Currency Rates and MXN and SGD  depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value greater than zero.

Example 4:  JPY, MXN, and SGD appreciate relative to their Initial Reference Currency Rates and CAD, CNY, and EUR depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value less than zero.